EIGER SUBSIDIARY CLOSES ACQUISITION OF ONLINETEL CORP.

$1,000,000 PRIVATE PLACEMENT CLOSED

Toronto, March 18, 2004 – Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) announces that Newlook Industries Corp. (“Newlook”) (TSXV: NLI) has closed its acquisition of Onlinetel Corp.

On November 18, 2003, Newlook entered into the agreement (the “Onlinetel Agreement”) to acquire all of the issued and outstanding shares (the “Onlinetel Shares”) of Onlinetel Corp. from Eiger. As consideration for the acquisition, Newlook was to issue a total of 20,000,000 common shares to Eiger at $0.165 per share for a deemed value for the transaction of $3,200,000.

On February 18, 2004, Newlook entered into an agreement (the “Debt Settlement Agreement”) to settle Cdn $1,200,000 of debt (the “Debt”) which was owed by Onlinetel to Eiger by issuing 7,272,727 common shares to Eiger. Concurrently with the signing of the Debt Settlement Agreement, the Onlinetel Agreement was amended to reduce to 12,727,273 the number of shares issued to Eiger as consideration for the Onlinetel Shares.

The February 18, 2004 amendment to the Onlinetel Agreement and the Debt Settlement Agreement did not change the total number of shares to be issued to Eiger by Newlook. This number remained at 20,000,000.

The 20,000,000 shares of Newlook issued to Eiger under the terms of the Onlinetel Agreement and the Debt Settlement Agreement (the “Eiger Shares”) are subject to a four month TSX-Venture Exchange hold period and are further subject to a six year Tier II Surplus Security Escrow Agreement (the “Escrow Agreement”). The escrow agent for the Eiger Shares under the terms of the Escrow Agreement is its trust and transfer agent, Pacific Corporate Trust Company.

Newlook completed a Form 5A filing statement which provides investors with an overview of the Onlinetel acquisition and the operations and history of Onlinetel. This Form 5A filing statement is available on SEDAR.

Concurrently with closing the acquisition of Onlinetel, Newlook is closing its private placement of one million units (each unit comprised of one common share and one share purchase warrant exercisable for one year at an exercise price of $1.25 per warrant) at a price of $1.00 per unit. Under the terms of the warrants, Newlook has the right to request the exercise of the warrants if the closing trading price of Newlook’s common shares equals or exceeds Cdn $2.00 for 10 or more consecutive trading days. In the event that Newlook requests exercise of the warrants, warrantholders have 10 days to exercise or the warrants are cancelled. Share certificates representing the 1,000,000 units will be issued March 19, 2004.

Total proceeds to Newlook from the private placement are $1,000,000. In the event that the warrants accompanying the units are exercised, Newlook will receive an additional $1,250,000.

The units comprising the private placement are subject to a TSX-Venture Exchange hold period expiring on July 18, 2004. The hold period is unaffected by the new Multilateral Instrument 45-102 which becomes effective March 30, 2004.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the TSX. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659,  Ext. 302
E-mail: jmoretto@eigertechnology.com

Laird Greenshields

Morin Public Relations

Telephone: (514) 289-8688

E-mail:  laird@morin-relationspubliques.com